               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (AMENDMENT NO. 11)(1)

                MIAMI COMPUTER SUPPLY CORPORATION
      ----------------------------------------------------
                        (NAME OF ISSUER)

                          COMMON STOCK
      ----------------------------------------------------
                 (TITLE OF CLASS OF SECURITIES)

                           593261 10 0
      ----------------------------------------------------
                         (CUSIP NUMBER)

                        Timothy G. Ewing
                        Ewing & Partners
                        4514 Cole Avenue
                           Suite 808
                      Dallas, Texas  75205

                          (214) 522-2100
      -----------------------------------------------------
      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS)

                         JANUARY 19, 2000
       -------------------------------------------------------
       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                              (Page 1 of 11 Pages)

--------------------------------
         (1)  The remainder of this cover
page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

=============================================================================
CUSIP No. 593261 10 0                                      Page 2 of 11 Pages
=============================================================================

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EWING & PARTNERS
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a) / /
                                                                      (b) / /
-----------------------------------------------------------------------------

3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /
    NOT APPLICABLE
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,226,391
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,226,391
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,226,391
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       / /
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     PN

=============================================================================

=============================================================================
CUSIP No. 593261 10 0                                      Page 3 of 11 Pages
=============================================================================

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VALUE PARTNERS, LTD.
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a) / /
                                                                      (b) / /
-----------------------------------------------------------------------------

3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /
    NOT APPLICABLE
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,226,391
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,226,391
-----------------------------------------------------------------------------

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,226,391
-----------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       / /
-----------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
-----------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     PN

===============================================================================

=============================================================================
CUSIP No. 593261 10 0                                      Page 4 of 11 Pages
=============================================================================

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIMOTHY G. EWING SARSEP IRA ACCOUNT
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a) / /
                                                                      (b) / /
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /
    NOT APPLICABLE
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    3,725
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    3,725
-----------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
-----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    3,725
-----------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        / /
-----------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.03%
-----------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
    EP

===============================================================================

=============================================================================
CUSIP No. 593261 10 0                                      Page 5 of 11 Pages
=============================================================================

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIMOTHY G. EWING IRA ACCOUNT
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a)  / /
                                                                     (b)  / /
-----------------------------------------------------------------------------

3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /
    NOT APPLICABLE
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    41,728
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    41,728
-----------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
-----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    41,728
-----------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        / /
-----------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4%
-----------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
    EP

=============================================================================

=============================================================================
CUSIP No. 593261 10 0                                      Page 6 of 11 Pages
=============================================================================

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIMOTHY G. EWING INVESTMENT ACCOUNT
-----------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a) / /
                                                                      (b) / /
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /
    NOT APPLICABLE
-----------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS
-----------------------------------------------------------------------------

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    3,000
-----------------------------------------------------------------------------

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    3,000
-----------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
-----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    3,000
-----------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        / /
-----------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.03%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    EP

=============================================================================

=============================================================================
CUSIP No. 593261 10 0                                      Page 7 of 11 Pages
=============================================================================


                       AMENDMENT NO. 11 TO SCHEDULE 13D

         This statement ("Amendment No. 11") amends the Schedule 13D,
Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), Amendment No. 6 ("Amendment No. 6"), Amendment No. 7 ("Amendment No. 7"), Amendment No. 8 ("Amendment No. 8"), Amendment No. 9 ("Amendment No. 9") and Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed by Value Partners, Ltd. ("VP"), Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), the Timothy G. Ewing
SARSEP IRA Account (the "Account"), the Timothy G. Ewing IRA Account (the
"IRA") and the Timothy G. Ewing investment account (the "Investment Account") with the Securities and Exchange Commission on November 20, 1996,
December 24, 1996, January 10, 1997, April 18, 1997, May 22, 1997, June 5, 1997,
July 8, 1997, October 9, 1997, February 17, 1998, July 10, 1998 and
September 24, 1998, respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the Schedule 13D, and Amendments Nos. 1, 2, 3, 4, 5, 6,
7, 8, 9 and 10. Notwithstanding this Amendment No. 11, the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  a. The aggregate number of shares of the Issuer's Common Stock beneficially owned by VP as of January 20, 2000 was 1,226,391, representing 10.5% of the Issuer's 11,707,692 outstanding shares of Common Stock as of October 25, 1999, as reported in the Form 10-Q/A filed on December 10, 1999, by the Issuer with the Securities and Exchange Commission. The Account directly (and Mr. Ewing indirectly) beneficially owns 3,725 shares of the Issuer's Common Stock, which represents 0.03% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. The IRA directly (and Mr. Ewing indirectly) beneficially owns 41,728 shares of the Issuer's Common Stock, which represents 0.4% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. The Investment Account directly (and Mr. Ewing indirectly) beneficially owns 3,000 shares of the Issuer's Common Stock, which represents 0.03% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. Except with respect to shares owned by the Account, the Investment Account or the IRA, neither E&P nor Mr. Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of E&P and Mr. Ewing may be deemed to beneficially own the 1,274,844 shares of Common Stock owned by VP, the Account, the Investment Account and the IRA, but E&P disclaims the beneficial ownership of all 1,274,844 shares, and Mr. Ewing disclaims the beneficial ownership of 1,226,391 shares, pursuant to Rule 13d-4.

=============================================================================
CUSIP No. 593261 10 0                                      Page 8 of 11 Pages
=============================================================================


                  b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, E&P, and E&P acts solely through its general partner, Mr. Ewing. Accordingly, each of E&P and Mr. Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

                  Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account, the Investment Account and the IRA.

                  c. The following table sets forth the date of sale, number of shares of the Issuer's Common Stock sold and total sale price of such shares for the transactions by VP and E&P in the Issuer's Common Stock during the past 60 days.



          DATE OF PURCHASE     NO. OF SHARES SOLD      PRICE PER SHARE
          ----------------     ------------------      ---------------


          January 18, 2000          10,300                  $36.18
          January 19, 2000           8,500                  $34.69
          January 20, 2000         180,000                  $33.815



                  d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

                  No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

                  No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

                  No person or entity other than the Investment Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Investment Account.

                  e. Not applicable.

=============================================================================
CUSIP No. 593261 10 0                                      Page 9 of 11 Pages
=============================================================================


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of the date of the execution of this Amendment No. 11, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under this Item 6), none of VP, E&P, Mr. Ewing, the Account, the Investment Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of this Amendment No. 11 and any amendments thereto, which agreement is attached as Exhibit A hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A--Agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of Amendment No. 11 to the Schedule 13D.


                  [THIS SPACE INTENTIONALLY LEFT BLANK.]

=============================================================================
CUSIP No. 593261 10 0                                     Page 10 of 11 Pages
=============================================================================


                                 SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 11 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.                        TIMOTHY G. EWING IRA

By:      Ewing & Partners,
         its General Partner                By:      /s/ Timothy G. Ewing
                                                     --------------------
                                                     Timothy G. Ewing
                                                     Beneficiary

         /s/ Timothy G. Ewing
         --------------------
         Timothy G. Ewing, Partner          Date:    February 3, 2000

Date:    February 3, 2000


EWING & PARTNERS                            TIMOTHY G. EWING INVESTMENT ACCOUNT

By:      /s/ Timothy G. Ewing               By:      /s/ Timothy G. Ewing
         --------------------                        --------------------
         Timothy G. Ewing, Partner                   Timothy G. Ewing
                                                     Beneficiary

Date:    February 3, 2000

                                            Date:    February 3, 2000


TIMOTHY G. EWING SARSEP IRA

By:      /s/ Timothy G. Ewing
         --------------------
         Timothy G. Ewing
         Beneficiary

Date:    February 3, 2000

=============================================================================
CUSIP No. 593261 10 0                                     Page 11 of 11 Pages
=============================================================================


                                EXHIBIT A

                                AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Amendment No. 11 to the Schedule 13D filed on or about February 3, 2000, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


VALUE PARTNERS, LTD.                        TIMOTHY G. EWING IRA

By:      Ewing & Partners,
         its General Partner                By:   /s/ Timothy G. Ewing
                                                  --------------------
                                                  Timothy G. Ewing
                                                  Beneficiary

         /s/ Timothy G. Ewing
         --------------------
         Timothy G. Ewing, Partner          Date: February 3, 2000

Date:    February 3, 2000


EWING & PARTNERS                            TIMOTHY G. EWING INVESTMENT ACCOUNT

By:      /s/ Timothy G. Ewing               By: /s/ Timothy G. Ewing
         --------------------                   --------------------
         Timothy G. Ewing, Partner              Timothy G. Ewing
                                                Beneficiary

Date:    February 3, 2000

                                            Date:    February 3, 2000


TIMOTHY G. EWING SARSEP IRA

By:      /s/ Timothy G. Ewing
         --------------------
         Timothy G. Ewing
         Beneficiary

Date:    February 3, 2000